CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 26, 2006

The Compensation Committee of
First Niagara Financial Group, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the First Niagara Financial Group 401(k) Plan of our report dated June 26, 2006, relating to the statement of net assets available for plan benefits of First Niagara Financial Group 401(k) Plan as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended, and the related supplemental schedule of assets held for investment as of December 31, 2005, which report is included in the Form 11-K of the First Niagara Financial Group 401(k) Plan.


      /s/ Bonadio & Co., LLP